Exhibit 21.1
HARMONIC INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Name	State or Other Jurisdiction of Incorporation	Percent of Voting Securities Owned by Harmonic
Harmonic Delaware, L.L.C.	U.S.A.	100%
Harmonic Europe S.A.S.	France	100%
Harmonic Germany GmbH	Germany	100%
Harmonic Global Limited	Cayman Islands	100%
Harmonic Japan GK	Japan	100%
Harmonic India Private Limited	India	100%
Harmonic International A.G.	Switzerland	100%
Harmonic International Inc.	U.S.A.	100%
Harmonic International Limited	Bermuda	100%
Harmonic Lightwaves (Israel) Ltd.	Israel	100%
Harmonic Poland Sp. Z.o.o	Poland	100%
Harmonic Singapore P.T.E. Ltd.	Singapore	100%
Harmonic Spain SL	Spain	100%
Harmonic Technologies (HK) Limited	Hong Kong	100%
Harmonic (UK) Limited	United Kingdom	100%
Harmonic Video Networks Ltd.	Israel	100%
Harmonic Video Systems Ltd.	Israel	100%
Horizon Acquisition Ltd.	Israel	100%
Harmonic Brasil LTDA	Brazil	100%
Harmonic S.R.I.	Argentina	100%
Harmonic Mexico International	Mexico	100%